                                                                 EXHIBIT (a)(13)

        Supplement No. 1 to the Offer to Purchase Dated April 18, 2000
                             HMI Acquisition Corp.
                         a wholly owned subsidiary of
                                  Alcoa Inc.

           Has Increased the Price of its Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock

                                      of
                           Howmet International Inc.

                                      to

                             $21.00 Net Per Share


 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON WEDNESDAY, JUNE 14, 2000, UNLESS THE OFFER IS EXTENDED.


  THE BOARD OF DIRECTORS OF HOWMET INTERNATIONAL INC. (THE "COMPANY"), BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS APPROVAL AND RECOMMENDATION OF THE INDEPENDENT DIRECTORS COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY, BY A UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, (1) DETERMINED THAT THE MERGER AGREEMENT (AS DEFINED HEREIN) AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER (AS DEFINED HEREIN) AND THE MERGER (AS DEFINED HEREIN), ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE PUBLIC STOCKHOLDERS (AS DEFINED HEREIN) OF THE COMPANY, (2) APPROVED AND AUTHORIZED THE MERGER AGREEMENT AND THE MERGER AND (3) RECOMMENDS THAT THE PUBLIC STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER NOT LESS THAN THAT NUMBER OF SHARES THAT WOULD REPRESENT A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY HELD BY THE PUBLIC STOCKHOLDERS. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

                                   IMPORTANT

  Any stockholder of the Company wishing to tender Shares (as defined herein) in the Offer must (1) complete and sign the original (blue) Letter of Transmittal or the revised (pink) Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in
Section 3 of the Offer to Purchase or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

  Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

  Questions and requests for assistance may be directed to the Information Agent (as defined in the Offer to Purchase) or the Dealer Manager (as defined in the Offer to Purchase) at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the original Offer to Purchase, this Supplement, the revised Letter of Transmittal, the revised Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

                     The Dealer Manager for the Offer is:

                             Salomon Smith Barney

June 5, 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
INTRODUCTION...............................................................   1

1.Amended Terms of the Offer; Expiration Date..............................   2
2.Procedures for Tendering Shares..........................................   3
3.Price Range of Shares....................................................   3
4.Source and Amount of Funds...............................................   4
5.Background of the Offer..................................................   4
6.The Merger Agreement.....................................................   5
7.Certain Conditions of the Offer..........................................  11
8.Certain Litigation.......................................................  12

To the Holders of Shares of
Howmet International Inc.:

                                 INTRODUCTION

  The following information amends and supplements the Offer to Purchase, dated April 18, 2000, of HMI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation ("Alcoa"). Pursuant to this Supplement, the Purchaser is offering to purchase all shares of common stock, par value $0.01 per share (the "Shares"), of Howmet International Inc., a Delaware corporation (the "Company"), at a price of $21.00 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, as supplemented by this Supplement, and in the related revised (pink) Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

  This Supplement should be read in conjunction with the Offer to Purchase. Except as set forth in this Supplement and in the revised (pink) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the original (blue) Letter of Transmittal mailed with the Offer to Purchase remain applicable in all respects to the Offer.

  Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase. Tendering stockholders may continue to use the original (blue) Letter of Transmittal and the original (yellow) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised
(pink) Letter of Transmittal and the revised (green) Notice of Guaranteed Delivery circulated with this Supplement. While the original (blue) Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Supplement) and will receive the increased Offer Price per Share described in this Supplement if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer.

  SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $21.00 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY THE PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED. SEE SECTION 4 OF THE OFFER TO PURCHASE FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE OFFER.

  The Company, Alcoa and the Purchaser have entered into an Agreement and Plan of Merger, dated as of June 2, 2000 (the "Merger Agreement"), which provides for, among other things, (i) an increase in the price per Share to be paid pursuant to the Offer from $20.00 per Share to $21.00 per Share, net to the seller in cash, without interest thereon, (ii) the modification of the conditions of the Offer to conform to the conditions or events as set forth in their entirety in Section 7 of this Supplement and (iii) the amendment of the Offer to conform to the terms of the Merger Agreement.

  THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD"), BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS APPROVAL AND RECOMMENDATION OF THE INDEPENDENT DIRECTORS COMMITTEE OF THE COMPANY BOARD (THE "INDEPENDENT DIRECTORS COMMITTEE"), BY A UNANIMOUS VOTE OF ALL MEMBERS PRESENT, (1) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER DESCRIBED HEREIN, ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY OTHER THAN CORDANT TECHNOLOGIES HOLDING COMPANY ("HOLDING"), A DELAWARE CORPORATION AND AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALCOA, OR THE PURCHASER (THE "PUBLIC STOCKHOLDERS"), (2) APPROVED AND AUTHORIZED THE MERGER AGREEMENT AND THE MERGER AND

(3) RECOMMENDS THAT THE PUBLIC STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  Goldman, Sachs & Co., the financial advisor to the Independent Directors Committee (the "Committee Financial Advisor"), has delivered to the Independent Directors Committee its written opinion to the effect that, as of the date of the Merger Agreement and based upon and subject to the various considerations set forth in the opinion, the $21.00 per Share in cash to be received by the holders of Shares (other than Alcoa and its affiliates) in the Offer was fair from a financial point of view to such holders.

  This Supplement does not constitute a solicitation of proxies for any meeting of the Company's stockholders. Any such solicitation by Alcoa or the Purchaser would be made only pursuant to separate proxy materials complying with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER NOT LESS THAN THAT NUMBER OF SHARES THAT WOULD REPRESENT A MAJORITY OF THE OUTSTANDING SHARES HELD BY THE PUBLIC STOCKHOLDERS (THE "MINIMUM CONDITION"). CERTAIN OTHER TERMS AND CONDITIONS TO THE CONSUMMATION OF THE OFFER ARE DESCRIBED IN SECTION 7 OF THIS SUPPLEMENT.

  According to representations and warranties of the Company in the Merger Agreement, as of the date of the Merger Agreement 100,037,057 Shares were issued and outstanding and 4,297,500 Shares were subject to stock option grants. As of the date of the Merger Agreement, Holding beneficially owned 84,650,000 Shares. The Purchaser believes that the Minimum Condition will be satisfied if approximately 7,693,529 Shares (or 9,842,279 Shares assuming all options are exercised prior to the Expiration Date) are validly tendered and not withdrawn prior to the expiration of the Offer. If the Minimum Condition is satisfied, Alcoa will be the beneficial owner of over 90% of the outstanding Shares and the Merger may be consummated without a stockholder meeting and without the approval of the Public Stockholders.

  THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE RELATED REVISED (PINK) LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1.AMENDED TERMS OF THE OFFER; EXPIRATION DATE.

  The discussion set forth in Section 1--"Terms of the Offer" in the Offer to Purchase is hereby amended and supplemented as follows:

  Pursuant to the Merger Agreement, the Purchaser has agreed to purchase all outstanding Shares at $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer. All stockholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered and not withdrawn prior to the date of this Supplement) will receive this increased Offer Price.

  The Offer has been amended such that the Offer will expire at 12:00 Midnight, New York City time, on Wednesday, June 14, 2000 or any later time and date at which the Offer, as so extended by the Purchaser, shall expire.

  As of the close of business on June 2, 2000, approximately 761,659 Shares had been tendered and not withdrawn pursuant to the Offer. See Section 6 of this Supplement for a description of the provisions of the Merger Agreement regarding extensions of the Offer by the Purchaser.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM CONDITION AND EACH OF THE OTHER CONDITIONS DESCRIBED IN SECTION 7 OF THIS SUPPLEMENT.

  The Purchaser expressly reserves the right to waive any condition to the Offer without the consent of the Company, and to make any other changes in the terms of the Offer; provided, however, that without the consent of the Independent Directors Committee, (i) the Purchaser may not amend or waive the Minimum Condition and (ii) no change may be made that decreases the $21.00 amount offered to the Company's stockholders for their Shares (the "Per Share Amount"), changes the form of consideration payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer, imposes conditions to the Offer in addition to, modifying or supplementing those set forth in
Section 7 to this Supplement or otherwise adversely affects the holders of the Shares. The Purchaser may, without the consent of the Company, (i) extend the Offer from time to time for up to ten business days for each such extension, if at the then scheduled expiration date of the Offer any of the conditions of the Offer set forth in Section 7 to this Supplement shall not be satisfied or waived, or (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer.

  The Purchaser shall provide a "subsequent offering period" (as contemplated by Rule 14d-11 under the Exchange Act) of not fewer than three business days following its acceptance for payment of Shares in the Offer. If any of the conditions of the Offer set forth in Section 7 of this Supplement is not satisfied or waived on any scheduled expiration date of the Offer, then, if requested by the Independent Directors Committee, the Purchaser shall extend the Offer one or more times (the period of each such extension to be determined by the Purchaser) for up to 30 days in the aggregate for all such extensions; provided, that at the time of such extension any such condition is reasonably capable of being satisfied; and provided, further, that the failure of such condition to be satisfied is not the result of a willful breach by the Company of any of its representations, warranties or covenants contained in the Merger Agreement. Subject to the terms and conditions of the Offer, the Purchaser shall, and Alcoa shall cause the Purchaser to, pay, as promptly as practicable after expiration of the Offer, for all Shares validly tendered in the Offer and not withdrawn.

2.PROCEDURES FOR TENDERING SHARES.

  The discussion set forth in Section 3--"Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase is hereby amended and supplemented as follows:

  Tendering stockholders may continue to use the original (blue) Letter of Transmittal and the original (yellow) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (pink) Letter of Transmittal and the revised (green) Notice of Guaranteed Delivery circulated with this Supplement. While the original (blue) Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Supplement) and will receive the increased Offer Price per Share described in this Supplement if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer.

3.PRICE RANGE OF SHARES.

  The discussion set forth in Section 6--"Price Range of Shares; Dividends" in the Offer to Purchase is hereby amended and supplemented as follows:

  As reported on the New York Stock Exchange (the "NYSE"), the high and low sale price per Share for the second quarter of 2000 (through June 2, 2000) were $21 3/4 and $20, respectively. On June 1, 2000, the last full trading day prior to Alcoa's announcement that it was amending the terms of the Offer upon the terms set forth in this Supplement, the closing price per Share on the NYSE was $20 3/8. Stockholders are urged to obtain a current market quotation for the Shares.

4. SOURCE AND AMOUNT OF FUNDS.

  The discussion set forth in Section 9--"Source and Amount of Funds" in the Offer to Purchase is hereby amended and supplemented as follows:

  The Purchaser estimates that the total amount of funds required to purchase Shares pursuant to the Offer (as described in this Supplement) and the merger contemplated by the Merger Agreement (the "Merger") and to pay all related costs and expenses will be approximately $413 million. Alcoa currently expects to obtain all of the funds necessary to purchase Shares pursuant to the Offer and the Merger from (a) internally generated funds, (b) the issuance of commercial paper or (c) the issuance of short-term money market notes to commercial banks or investors at a customary interest rate for financial instruments of this nature, or a combination thereof.

5. BACKGROUND OF THE OFFER.

  The discussion set forth in Section 10--"Background of the Offer; Past Contacts or Negotiations with the Company" in the Offer to Purchase is hereby amended and supplemented as follows:

  On April 18, 2000, Alcoa and the Purchaser filed a Tender Offer Statement on Schedule TO relating to the Purchaser's offer to purchase all of the outstanding Shares at a price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2000, and in the related Letter of Transmittal (which collectively constitute the "Original Offer").

  On May 1, 2000, the Company announced that the Independent Directors Committee had determined that the Original Offer was inadequate and not in the best interests of the Public Stockholders and had recommended that the Public Stockholders reject the Original Offer and not tender their Shares pursuant to the Original Offer. The Company filed the original Schedule 14D-9 with respect to such recommendation.

  On May 22, 2000, Alcoa announced that it had extended the Original Offer to June 2, 2000 and stated that it would not extend the Original Offer beyond that date. In addition, Alcoa announced that as of the close of business on May 19, 2000, the number of Shares that had been validly tendered was 1,098,100, including guaranteed deliveries.

  Between May 22, 2000 and May 31, 2000, representatives of the Independent Directors Committee and Alcoa and their respective legal and financial advisors discussed matters relating to Alcoa's proposed acquisition of the Company, including Alcoa's intentions with respect to the Offer and the Offer Price.

  On June 1, 2000, Alcoa reached an agreement in principle with the Independent Directors Committee with respect to the Offer. Under the agreement, which was subject to the execution of a definitive merger agreement and the approval of the Company Board, Alcoa would increase the Offer Price for all of the publicly held Shares to $21.00 per Share in cash.

  On the afternoon of June 1, 2000, the Independent Directors Committee unanimously determined to recommend that the Company Board approve the proposed merger agreement and the transactions contemplated thereby. Subsequently, the Company Board met and, based upon the approval and recommendation of the Independent Directors Committee, approved and authorized the Merger and the proposed merger agreement and the transactions contemplated thereby.

  Later on June 1, 2000, Alcoa issued a press release announcing the agreement in principle reached with the Independent Directors Committee. The press release stated that Alcoa increased the Offer Price from $20.00 per Share to $21.00 per Share and extended the Offer until Midnight, New York City time, on Wednesday, June 14, 2000. The press release also announced that an agreement in principle had been reached with the plaintiffs in certain class action litigation against Cordant Technologies Inc., a Delaware corporation ("Cordant"), the Company and the Company's directors based on the increase in the Offer Price to $21.00 per share. See Section 8--"Certain Litigation" to this Supplement.

  Thereafter the Merger Agreement was finalized and the parties signed the Merger Agreement as of June 2, 2000.

6. THE MERGER AGREEMENT.

  The discussion set forth in Section 11--"The Corporate Agreement; Other Arrangements" in the Offer to Purchase is hereby amended and supplemented as follows:

  The Merger Agreement. The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to Amendment No. 5 to the Tender Offer Statement on Schedule TO filed with the SEC by Alcoa and the Purchaser. The summary is qualified in its entirety by reference to the Merger Agreement, which is deemed to be incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

  The Amended Offer. Pursuant to the Merger Agreement, the Purchaser has agreed, and Alcoa has agreed to cause the Purchaser, to (i) increase the Per Share Amount from $20.00 per Share to $21.00 per Share, net to the seller in cash, without interest thereon, (ii) modify the conditions of the Offer to conform to the conditions or events as set forth in their entirety in Section 7 of this Supplement and (iii) otherwise amend the Offer to conform to the terms of the Merger Agreement. For additional terms of the Offer provided for in the Merger Agreement, see Section 1 of this Supplement.

  The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

  Pursuant to the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock or owned by Alcoa, Cordant, Holding, the Purchaser or any subsidiary of any of them, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the Per Share Amount, or if any greater amount per Share shall have been paid pursuant to the Offer, such amount, in cash, without interest (the "Merger Consideration"). Stockholders who perfect their dissenters' rights under the DGCL will be entitled to the amounts determined pursuant to such proceedings.

  Stock Options. Each option to purchase Shares issued pursuant to the Company's Amended and Restated 1997 Stock Awards Plan (the "Company Stock Option Plan," and each option issued thereunder, a "Company Option") shall become exercisable immediately prior to the Effective Time, as permitted pursuant to the terms and conditions of the Company Stock Option Plan. The Company shall offer to each holder of a Company Option that is outstanding immediately prior to the Effective Time (the "Purchase Date") (whether or not then presently exercisable or vested) to cancel such Company Option in exchange for an amount in cash equal to the product obtained by multiplying
(x) the difference between the Merger Consideration and the per Share exercise price of such Company Option, and (y) the number of Shares covered by such Company Option. All payments in respect of such Company Options shall be made as promptly as practicable after the Purchase Date, subject to the collection of all applicable withholding taxes required by law to be collected by the Company. Each Company Option, the holder of which does not accept such offer, that remains outstanding at the Effective Time shall be assumed by Alcoa and shall be converted, effective as of the Effective Time, into a vested option with respect to that number (the "New Share Number") of shares of common stock, par value $1.00 per share, of Alcoa ("Alcoa Common Stock") that equals the number of Shares subject to such Company Option immediately before the Effective Time, times an amount equal to the Merger Consideration divided by the Alcoa Share Value (as defined below), rounded to the nearest whole number, with a per-share exercise price equal to the aggregate exercise price of such option immediately before the Effective Time, divided by the New Share Number, rounded to the nearest whole cent; provided that in the case of any such option that was granted as an "incentive stock option" within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended, and did not cease to qualify as such as a result of any acceleration of vesting provided for above or otherwise, the number of shares shall be rounded down to the nearest whole number to determine the New Share Number, and the new per-share exercise price shall be determined by rounding up to the nearest whole cent. The "Alcoa Share Value" means the average of the daily high and low trading prices of the Alcoa Common Stock on the New York Stock Exchange on each trading day during the period of 30 days ending the second trading day prior to the Effective Time. Upon the Effective Time or as soon as reasonably practicable thereafter, Alcoa shall file with the SEC a Registration Statement or Registration Statements on Form S-8 covering all shares of Alcoa Common Stock to be issued pursuant to the options converted into options to purchase shares of Alcoa Common Stock pursuant to the terms of the Merger Agreement and shall cause such Registration Statement to remain effective so long as Alcoa continues to have a registration statement on Form S-8 (or any successor form) outstanding for other options to purchase Alcoa Common Stock (but not beyond the date when all options so converted to options to purchase Alcoa Common Stock shall have been exercised, forfeited or cancelled). In addition, as of the Effective Time, each of the agreements entered into in 1996 between the Company and certain key management employees of the Company or one of the Company's subsidiaries, as amended in connection with the initial public offering of Shares in 1997 ("SAR Agreements"), providing for the issuance of stock appreciation rights with respect to Shares (a "SAR") shall be amended such that the per-share Appreciated Value (as defined in such SAR Agreements) shall equal the excess of $15 over the Base Value (as defined in such SAR Agreements), the purchase of Shares in the Offer shall constitute an "Acceleration Event" for purposes of the SARs, each SAR outstanding as of the purchase of Shares in the Offer shall become 100% vested and shall be payable in three equal installments (together with interest) as provided in Section 2.3(b)(ii) of the SAR Agreements.

  Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Alcoa and the Purchaser, including representations relating to corporate existence, power and good standing; capitalization; corporate authority; absence of conflicts; required filings and consents; compliance with laws; SEC filings; absence of certain changes or events; absence of undisclosed liabilities; and broker fees.

  Certain representations and warranties in the Merger Agreement made by the Company are qualified as to "materiality" or "Material Adverse Effect." For purposes of the Merger Agreement and this Supplement, "Material Adverse Effect" shall mean any change, event or effect that, when taken together with all other changes, events or effects, is or is reasonably likely to be materially adverse to the business, results of operations, properties, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole except for such changes, events or effects that affect generally the aircraft turbine engine industry or the industrial gas turbine engine industry and not the Company and its subsidiaries specifically.

  Pursuant to the Merger Agreement, Alcoa and the Purchaser have made customary representations and warranties to the Company, including representations relating to corporate existence, power and good standing; corporate authority; absence of conflicts; required filings and consents; absence of broker fees; the Purchaser's actions since its incorporation; Alcoa's ownership of Shares; and financing.

  Covenants. The Merger Agreement contains various covenants of the parties thereto. A description of certain of these covenants follows:

  Conduct of the Business Covenants. The Merger Agreement provides that, prior to the Effective Time, except as otherwise contemplated by the Merger Agreement or as may be agreed to in writing by Alcoa, the Company covenants and agrees that:

    (1) the businesses of the Company shall be conducted only in the ordinary course of business and in a manner consistent with prior practice; and

    (2) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company, to keep available the services of the current officers and employees of the Company and to maintain existing relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations.

  The Merger Agreement also provides that, without limiting the generality of the foregoing, the Company agrees and covenants that prior to the Effective Time, the Company shall not, nor shall the Company permit any of its subsidiaries to:

    (1) declare, set aside for payment or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends or other distributions by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company;

    (2) split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

    (3) repurchase or otherwise acquire or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock;

    (4) issue, deliver, grant, sell or dispose of, or authorize or propose the issuance, delivery, grant, sale or disposition of, any shares of its capital stock or any securities convertible into, exchangeable for or evidencing the right to subscribe for any such shares of its capital stock, or any rights, warrants, options or any other agreements of any character to acquire any such shares or convertible or exchangeable securities, other than the issuance of Shares upon the exercise of Company Options outstanding as of the date of the Merger Agreement under the Company Stock Option Plan; or

    (5) make any commitment to take any of the actions prohibited by the Merger Agreement.

  Notification of Certain Matters. The Merger Agreement provides that the Company shall give prompt notice to Alcoa, and Alcoa shall give prompt notice to the Company, of (i) the occurrence, or nonoccurrence, of any event which would be reasonably likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect and
(ii) any failure by such party (or the Purchaser, in the case of Alcoa) in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, that the delivery of any notice pursuant to this covenant shall not limit or otherwise affect the remedies available under the Merger Agreement to the party receiving such notice.

  Further Action; Reasonable Best Efforts. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, each of the parties to the Merger Agreement shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions"), including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and third parties as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers of Alcoa and the Surviving Corporation shall use their reasonable best efforts to take all such action.

  Stockholders' Meeting; Proxy Statement. The Merger Agreement provides that:

    (1) if required by the DGCL in order to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with applicable law and the Company Certificate of Incorporation and Company Bylaws, (i) duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the adoption of the Merger Agreement and the approval of the Merger (the "Stockholders' Meeting"), (ii) file a proxy or information statement with the SEC in accordance with the Exchange Act (the "Proxy Statement") and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC, and
  (iii) include in the Proxy Statement (A) the recommendation of the Company Board that the stockholders of the Company approve and adopt the Merger Agreement; provided that such recommendation may be withdrawn, modified or amended to the extent the Company Board determines that the failure to do so would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law (as determined by the Company Board in good faith after consultation with counsel), and (B) the opinion of the Committee Financial Advisor that, as of the date of the Merger Agreement, the consideration to be received by the Public Stockholders in the Offer and the Merger is fair to such holders from a financial point of view. The Proxy Statement shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. The Proxy Statement shall not, at the time of mailing thereof and at the time of the Stockholders' Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Alcoa, the Purchaser and the Company shall also take any action required to be taken under Blue Sky Laws or state securities laws in connection with the Merger. Alcoa, the Purchaser and the Company shall cooperate with each other in taking such action and in the preparation of the Proxy Statement. Alcoa and its counsel shall be given reasonable opportunity to review the Proxy Statement and any amendments thereto prior to dissemination of the Proxy Statement to holders of Shares. The Company shall provide Alcoa and its counsel with a copy of any written comments or telephonic notification of any oral comments the Company may receive from the SEC or its staff with respect to the Proxy Statement promptly after the receipt thereof. The Company shall provide Alcoa and its counsel with a reasonable opportunity, to the extent practicable, to participate in all communications with the SEC and its staff, including any meetings and telephone conferences, relating to the Proxy Statement. At the Stockholders' Meeting, Alcoa and the Purchaser shall cause the Shares owned by Cordant and any Shares acquired by the Purchaser in the Offer to be voted in favor of the approval and adoption of the Merger Agreement and the Merger; and

    (2) in the event that, following consummation of the Offer, Holding and the Purchaser own an aggregate of at least 90% of the then outstanding Shares, the parties to the Merger Agreement agree, subject to the conditions to the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective without a meeting of the stockholders of the Company in accordance with Section 253 of the DGCL, as promptly as practicable after the consummation of the Offer.

  Indemnification. The Merger Agreement provides that:

    (1) all rights to indemnification by the Company and its subsidiaries now existing in favor of each present and former director and officer of the Company (or any subsidiary thereof) and each person who served at the request of the Company as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, in each case determined as of the Effective Time (each an "Indemnified Party"), as provided in the Company Bylaws or the certificate of incorporation or bylaws of the applicable subsidiary of the Company or pursuant to any other agreements in effect on the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect for a period of at least six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Action (as defined below) pending or asserted or claim made within such period shall continue until the disposition of such Action or resolution of such claim;

    (2) Alcoa shall, and shall cause the Surviving Corporation to, from and after the Effective Time, indemnify and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to all acts and omissions, or alleged acts or omissions, occurring on or before the Effective Time, whether commenced, asserted or claimed prior to, at or after the Effective Time, that are based on or arise out of the Indemnified Party's service as a director or officer of the Company (or any subsidiary thereof) or, at the request of the Company, as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, including all acts or omissions in connection with the Merger Agreement and the Transactions, to the fullest extent permitted under applicable law. In the event of any such claim, action, suit, proceeding or investigation (an "Action"), (i) Alcoa and the Surviving Corporation shall pay, as incurred, the reasonable fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Alcoa, in advance of the final disposition of any such

  Action to the fullest extent permitted under applicable law and, if required, upon receipt of any undertaking required by applicable law, and
  (ii) Alcoa and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, neither Alcoa nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed), and provided further, that Alcoa and the Surviving Corporation shall not be obligated pursuant to this covenant to pay the fees and disbursements of more than one counsel (together with local counsel) for all Indemnified Parties in any single Action, unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interests between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group;

    (3) Alcoa and the Surviving Corporation shall cause to be maintained in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company or by Cordant with respect to the Company (provided that Alcoa may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters or events occurring at or prior to the Effective Time to the extent available; provided, however, that in no event shall Alcoa or the Surviving Corporation be required to expend an amount per year in excess of 100% of the current annual premiums paid by the Company to maintain or procure insurance coverage pursuant hereto; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Alcoa shall be obligated to cause to be obtained a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding the foregoing, so long as (i) Alcoa is required to maintain the directors' and officers' liability insurance policies of Cordant and its subsidiaries (including the Company and its Subsidiaries) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2000, among Alcoa, Omega Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Alcoa, and Cordant (the "Cordant Merger Agreement") and (ii) Alcoa is in compliance with such obligations as they apply to the Company and its Subsidiaries, the provision in the Cordant Merger Agreement concerning directors' and officers' insurance policies shall govern the provision of such insurance by Alcoa and the Surviving Corporation pursuant to this covenant; and

    (4) the rights of each Indemnified Party under the Merger Agreement shall be in addition to any other rights such Indemnified Party may have under the certificate of incorporation or bylaws of the Company or any of its subsidiaries, under the DGCL or otherwise. The provisions of this indemnification covenant shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

  Public Announcements. The Merger Agreement provides that Alcoa and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or any transaction contemplated thereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange to which Alcoa or the Company is a party.

  Control of Litigation. The Merger Agreement provides that Alcoa shall have the right to conduct and control, through counsel of its own choosing, in consultation and cooperation with the Company and the Independent Directors Committee and their respective counsel, the defense or settlement of any action or claim brought by any stockholder or purported stockholder of the Company before any domestic or foreign court of competent jurisdiction which challenges the acquisition in whole or in part of the Shares or the entering into of the Merger Agreement, seeks to restrain or prohibit the making or consummation of the Offer or the Merger or seeks to obtain material damages, including, without limitation, the actions captioned Peters v. Wilson, Chmelev
v. Wilson, McMullen v. Howmet International Inc., Guido v. Howmet International Inc., Brickell Partners v. Wilson, Berkowitz v. Wilson, Kaplan
v. Howmet International Inc. and Abbot v. Wilson, which actions have been consolidated for all purposes under the caption In re Howmet International Shareholders Litigation, and the Company shall not, and shall cause its subsidiaries and affiliates not to, pay or settle any such claim or action to which it is a party without the prior written consent of Alcoa; provided, that the Company shall be permitted to participate in such defense or settlement through counsel chosen by it, and Alcoa shall not take any action with respect to such defense or settlement to which the Company shall reasonably object.

  Limitation on Purchase of Shares. The Merger Agreement provides that prior to the Effective Time, Alcoa and its affiliates will not purchase or otherwise acquire the beneficial ownership of any Shares except pursuant to the Offer or the Merger.

  Conditions to the Merger. The Merger Agreement provides that the obligations of Alcoa, the Purchaser and the Company to effect the Merger are subject to the satisfaction of the following conditions, unless waived (to the extent permitted) in writing by all parties, provided that any waiver by the Company is to be made only with the approval of the Independent Directors Committee:

    (1) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote or consent of the stockholders of the Company to the extent required by the DGCL;

    (2) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Alcoa or the Purchaser or any affiliate of either of them illegal or otherwise preventing or prohibiting consummation of any of the Transactions; and

    (3) the Purchaser shall have purchased validly tendered Shares in the Offer.

  Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

    (1) by mutual written consent duly authorized by the Boards of Directors of Alcoa and the Company, if such termination is also approved by the Independent Directors Committee;

    (2) by either Alcoa or the Company if any court of competent jurisdiction or administrative agency, commission, governmental or regulatory authority, domestic or foreign, shall have issued an order, decree, ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate the Merger Agreement pursuant to this paragraph shall have used its reasonable best efforts to remove such order, decree, ruling or action;

    (3) by Alcoa if, due to an occurrence or circumstance that would result in a failure of any condition to the Offer to be satisfied, (a) the Purchaser shall not have amended the Offer within 10 days following the date of the Merger Agreement, (b) the Offer shall have been terminated or shall have expired in accordance with its terms without the Purchaser's having accepted for payment any Shares pursuant to the Offer or (c) the Purchaser shall have failed to accept for payment Shares pursuant to the Offer on or before September 30, 2000, unless, in the case of clauses (b) and (c) such termination or failure to pay for Shares shall have been caused by or resulted from the failure of Alcoa or the Purchaser to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by Alcoa or the Purchaser of any representation or warranty of either of them contained in the Merger Agreement; or

    (4) by the Company (by action of the Independent Directors Committee), if
  (a)(i) there has been a material breach by Alcoa or the Purchaser of any representation, warranty, covenant or agreement set forth in the Merger Agreement or if any representation or warranty of Alcoa or the Purchaser shall have become untrue in any material respect and (ii) such breach is not curable, or, if curable, is not cured within 15 days after written notice of such breach is given to Alcoa by the Company; or (b) whether or not Alcoa or the Purchaser shall be in breach of the Merger Agreement (provided that this clause (b) shall not limit clause (a)), (i) the Purchaser shall not have amended the Offer within 10 days following the date of the Merger Agreement, (ii) the Offer shall have been terminated or shall have expired in accordance with its terms without the Purchaser's having accepted for payment any Shares validly tendered pursuant to the Offer or (iii) the Purchaser shall have failed to accept for payment Shares validly tendered pursuant to the Offer on or before September 30, 2000; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to the Company if, at such time, it is in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement.

  In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void (except that certain provisions shall survive any such termination) and there shall be no liability on the part of any party to the Merger Agreement or their respective directors, officers, employees or stockholders; provided that nothing in the Merger Agreement shall relieve any party from any liability for any willful and material breach by such party of any of its covenants or agreements set forth in the Merger Agreement and all rights and remedies of such nonbreaching party under the Merger Agreement in the case of such a willful and material breach, at law or in equity, shall be preserved.

  Amendments. The Merger Agreement may not be amended except by action of the Board of Directors of each of the parties to the Merger Agreement (and, in the case of the Company, with the approval of the Independent Directors Committee) set forth in an instrument in writing signed on behalf of each of the parties to the Merger Agreement; provided, however, that after approval of the Merger by the stockholders of the Company (if required), no amendment may be made without the further approval of the stockholders of the Company if the effect of such amendment would be to (i) reduce the Merger Consideration or change the form thereof or (ii) alter or change any of the terms and conditions of the Merger Agreement if any of such alterations or changes, alone or in the aggregate, would be materially adverse to the stockholders of the Company, or if such approval is otherwise required under the DGCL.

  Waiver. At any time prior to the Effective Time, whether before or after any Stockholders' Meeting, any party to the Merger Agreement, by action taken by its Board of Directors (and, in the case of the Company, with the approval of the Independent Directors Committee), may (i) extend the time for the performance of any of the covenants, obligations or other acts of the Company, in the case of an extension by Alcoa or the Purchaser, or of Alcoa or the Purchaser, in the case of an extension by the Company, or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of the Company, in the case of a waiver by Alcoa or the Purchaser, or of Alcoa or the Purchaser, in the case of a waiver by the Company, or with any conditions to its own obligations. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer.

  Fees and Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Offer, the Merger Agreement and the Transactions shall be paid by the party incurring such fees and expenses.

7. CERTAIN CONDITIONS OF THE OFFER.

  The discussion set forth in Section 15--"Certain Conditions of the Offer" in the Offer to Purchase is hereby restated in its entirety as follows:

  Notwithstanding any other term or provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, to pay for any Shares not theretofore accepted for payment or paid for unless the Minimum Condition has been satisfied. Furthermore, notwithstanding any other term or provision of the Offer, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, prior to the acceptance of such Shares for payment or the payment therefor, any of the following events or facts shall have occurred:

    (1) there shall have occurred and be continuing (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (c) any limitation (whether or not mandatory) imposed by any government, governmental agency or authority on the extension of credit by banks or other lending institutions in the United States, or (d) the commencement of a war or armed hostilities or other international calamity directly or indirectly involving the United States; or

    (2) there shall be instituted or pending any action or proceeding by any domestic or foreign governmental, regulatory or administrative agency or commission that has, in the good faith judgment of Alcoa, a reasonable possibility of success and that (a) challenges the acquisition in whole or in part of the Shares, seeks to restrain or prohibit the making or consummation of the Offer or the Merger or seeks to obtain any material damages, (b) prohibits or makes illegal the purchase of, or payment for, some or all of the Shares, (c) results in a material delay in or restricts the ability of the Purchaser, or renders the Purchaser unable, to accept for payment or pay for some or all of the Shares or to consummate the Merger, or (d) imposes limitations on the ability of the Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by the Purchaser on all matters properly presented to the stockholders of the Company; or

    (3) any statute, rule, regulation, referendum, interpretation or order shall be enacted, qualified, enforced, promulgated or deemed applicable to
  (a) Alcoa or any of its subsidiaries (including the Company or any of its subsidiaries) or (b) the Offer or the Merger, which, in the reasonable judgment of Alcoa, would directly or indirectly result in any of the consequences referred to in clauses (a) through (d) of paragraph (2) above; or

    (4) the Merger Agreement shall have been terminated in accordance with its terms or Alcoa and the Company (with the approval of the Independent Directors Committee) shall have agreed that the Purchaser shall amend or terminate the Offer or postpone the acceptance for payment of Shares pursuant thereto; or

    (5) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality or Material Adverse Effect on the Company shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination (other than to the extent such representations and warranties are made as of a specified date, in which case, such representations and warranties shall not be so true and correct as of such date); or

    (6) the Company shall have failed to perform or comply with in any material respect any of the agreements or covenants of the Company to be performed or complied with by it under the Merger Agreement; or

    (7) there shall have occurred any event or condition that has had, or could reasonably be expected to have a Material Adverse Effect on the Company;

which in the reasonable good faith judgment of Alcoa with respect to each and every matter referred to above and regardless of the circumstance (including any action or inaction by Alcoa or the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer, the acceptance for payment or payment for the Shares in the Offer, or the Merger.

  The foregoing conditions (other than the Minimum Condition) are for the benefit of Alcoa and the Purchaser only and may be asserted regardless of the circumstances giving rise to any such conditions (including any action or inaction by Alcoa or the Purchaser). Except as otherwise provided in the Merger Agreement, each of the foregoing conditions (other than the Minimum Condition) may be waived by the Purchaser in whole or in part. The failure to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each right shall be deemed a continuing right which may be asserted at any time and from time to time. Any determination by Alcoa with respect to the foregoing conditions shall be final and binding on the parties.

8. CERTAIN LITIGATION.

  At a meeting of the Company Board held on November 12, 1999, Cordant delivered a written proposal to the Company Board to acquire the publicly held Shares for a price of $17.00 per Share cash (the "Cordant Acquisition Proposal"). Shortly after the November 12, 1999 public announcement by Cordant of the Cordant Acquisition Proposal, several purported class actions were filed in the Delaware Court of Chancery against Cordant, the Company and the directors of the Company challenging the fairness of the proposed transaction to the Company's minority stockholders: Peters v. Wilson, et al. (Civ. Act. No. 17575 NC), Chmelev v. Wilson, et al. (Civ. Act. No. 17576 NC), McMullen v. Howmet International Inc., et al. (Civ. Act. No. 17577 NC), Guido v. Howmet International Inc., et al. (Civ. Act. No. 17578 NC), Brickell Partners v. Wilson, et al. (Civ. Act. No. 17579 NC), Berkowitz v. Wilson, et al. (Civ. Act. No. 17580 NC), Kaplan v. Howmet International Inc., et al. (Civ. Act. No. 17581 NC) and Abbot v. Wilson, et al. (Civ. Act. No. 17582 NC). These actions have been consolidated for all purposes under the caption In re Howmet International Shareholders Litigation (Consolidated Civ. Act. No. 17575-NC). In substance, the complaints generally allege that the directors of the Company breached their fiduciary duties to the public stockholders of the Company in connection with their consideration of the Cordant Acquisition Proposal. The actions generally allege that the consideration offered by Cordant was inadequate. The relief sought by the plaintiffs includes an injunction against the acquisition of Shares by Cordant; a declaration that each of the defendants has breached his fiduciary duties; damages; costs, disbursements and attorneys' and experts' fees in unspecified amounts.

  On June 1, 2000, Alcoa issued a press release announcing, among other things, that it had reached an agreement in principle with the plaintiffs in the above-described class action litigation against Cordant, the Company and the directors of the Company to settle the class actions based on the increased Offer Price of $21.00. The settlement is contingent on, among other things, confirmatory discovery, execution of definitive settlement documentation and court approval.

  Manually signed facsimile copies of the revised Letter of Transmittal, properly completed and duly executed, will be accepted. The revised Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                       The Depositary for the Offer is:

                   ChaseMellon Shareholder Services, L.L.C.

         BY MAIL:             BY OVERNIGHT COURIER:           BY HAND:
                             ChaseMellon Shareholder   ChaseMellon Shareholder
  ChaseMellon Shareholder       Services, L.L.C.          Services, L.L.C.
     Services, L.L.C.             Mail Drop and       120 Broadway, 13th Floor
       P.O. Box 3301        Reorganization Department    New York, NY 10271
South Hackensack, NJ 07606     85 Challenger Road       Attn: Reorganization
                            Ridgefield Park, NJ 07660        Department

                          BY FACSIMILE TRANSMISSION:
                       (For Eligible Institutions Only)
                                (201) 296-4293

                        CONFIRM FACSIMILE BY TELEPHONE:
                                (201) 296-4860
                            (For Confirmation Only)

  Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager, at the addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal, the revised Notice of Guaranteed Delivery and related materials may be obtained from the Information Agent or the Dealer Manager as set forth below and will be furnished promptly at the Purchaser's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                          [MORROW & CO., INC. LOGO]

                          445 Park Avenue, 5th Floor
                              New York, NY 10022
                         Call Collect: (212) 754-8000
            Banks and Brokerage Firms, Please Call: (800) 662-5200
                   Stockholders Please Call: (800) 566-9061

                     The Dealer Manager for the Offer is:

                             Salomon Smith Barney
                             388 Greenwich Street
                              New York, NY 10013
                        Call Toll Free: (877) 446-1850